UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 9)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)
Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO

 _____________________

1 Includes 725,749,060 Common Shares of Siliconware Precision Industries Co., Ltd. (“SPIL”), par value NT$10.00 per share (“Common Shares”) and 10,650,188 American depositary shares (“ADSs”) of SPIL, each representing five Common Shares.

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on October 2, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL). Unless otherwise indicated, capitalized terms used in this Amendment No. 9, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As of December 21, 2015, SPIL’s board of directors had not responded to ASE’s written proposal to acquire 100% of SPIL’s outstanding Common Shares not owned by ASE for NT$55 per share and 100% of its outstanding ADSs not owned by ASE for NT$275 per ADS. ASE believes that at its existing ownership level it will continue to face defensive measures from SPIL thereby eliminating any realistic possibility of a cooperative dialogue between the parties, and that this inherently unstable situation will have an adverse effect on the interests of ASE’s and SPIL’s shareholders.

Accordingly, on December 22, 2015, in order to protect ASE’s investment in SPIL, ASE announced that it plans to commence on December 29, 2015 concurrent tender offers in the Republic of China (the “ROC Offer”) and in the United States (the “U.S. Offer”, together with the ROC Offer, the “Offers”) for up to 770,000,000 Common Shares (approximately 24.71% of the issued and outstanding share capital of SPIL), including those represented by ADSs, at a price of NT$55 per Common Share and NT$275 per ADS.

If the Offers are consummated, subject to either (i) SPIL’s shareholders not approving the transaction with Tsinghua Unigroup Ltd. (the “Third Party Transaction”) at the proposed extraordinary shareholders’ meeting on January 28, 2016 or (ii) SPIL terminating the Third Party Transaction in accordance with its terms or applicable law and cancelling the proposed extraordinary shareholders’ meeting, ASE will seek to cause SPIL to enter into a share exchange or other similar business combination with ASE pursuant to which ASE would acquire 100% of the shares of SPIL not owned by ASE (a “Proposed Combination”) for the consideration of NT$55 per Common Share and NT$275 per ADS (subject to adjustment if SPIL issues shares or cash dividends prior to the closing of such Proposed Combination or otherwise in accordance with applicable law).  In order to implement the Proposed Combination, if the Offers are consummated, ASE will seek to discharge SPIL’s board of directors (the “SPIL Board”) at one or more shareholders’ meetings or await the expiration of the current Board’s term and elect new nominees to the SPIL Board.  If after such election one-half or more of the SPIL Board is composed of candidates nominated or designated by ASE, ASE intends to cause the SPIL Board to resolve in favor of a Proposed Combination.  The consummation of any Proposed Combination will (i) require approval by SPIL and ASE at their respective board and shareholders’ meetings and (ii) be subject to receipt of all requisite competition, antitrust or other government approvals.

During and after completion of the Offers, subject to applicable law, ASE may make additional proposals to SPIL and otherwise attempt to influence the management of SPIL.  In addition, ASE may consider other possibilities, including further acquisitions of Common Shares and ADSs after the expiration date of the Offers, whether in the market or through one or more tender offers, or one or more other potential transactions. After completion of the Offers, ASE will continue to review its investment in SPIL on the basis of available information.

A copy of ASE’s Press Release is attached as Exhibit 12.

Item 7. Material to be Filed as Exhibits

Exhibit 12: Press Release dated December 22, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer